

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 10, 2017

Richard J. Brezski
Chief Financial Officer
InterDigital, Inc.
200 Bellevue Parkway, Suite 300,
Wilmington, DE 19809-3727

> **Re: InterDigital, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-33579**

Dear Mr. Brezski:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Management´s Discussion and Analysis of Financial Condition and Results of Operations

Expiration of Patent License Agreements, page 38

1. Please tell us what consideration you have given to disclosing in greater detail the duration of your most important patent rights, in addition to the expiration of the license agreements. Accordingly, please describe the essential patent portfolios from which you generate revenue and disclose the duration of those patents. Given the significance of those patents to your business operations and the likely impact of any expiration of those patent rights, it appears that your ability to continue deriving licensing revenues from your patents is a known, material uncertainty that is required to be disclosed by Items 303(a)(3) and 101(c)(1)(iv) of Regulation S-K. To the extent that you derive revenues

from a limited number of patents as your risk factors suggest, you should expand your discussion to include your reliance on these patents.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding the comment on the financial statements and related matters. Please contact Greg Dundas, Attorney-Adviser, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications